Exhibit 99.1

155 Wellington Street West
Toronto, ON M5V 3J7 Canada

dwpv.com

November 26, 2019

Fortis Inc.
Fortis Place, Suite 1100
5 Springdale Street
St. John’s, NL A1B 3T2

Prospectus Supplement of Fortis Inc.

We refer to the prospectus supplement dated November 26, 2019 (the “Prospectus Supplement”) to the short form base shelf prospectus of Fortis Inc. (the “Corporation”) dated December 6, 2018 relating to the offering of 9,587,728 common shares of the Corporation.

We hereby consent to the use of our firm name on the face page of the Prospectus Supplement and under the headings “Legal Matters” and “Documents Filed as Part of the Registration Statement” in the Prospectus Supplement.

We confirm that we have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus Supplement that are derived from our advice referred to above or that are within our knowledge as a result of the services we performed in connection with such advice.

In giving this consent, we do not acknowledge that we come within the category of persons whose consent is required by the United States Securities Act of 1933, as amended, or the rules and regulations thereunder.

Yours very truly,

/s/ Davies Ward Phillips & Vineberg LLP